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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                         For the month of February, 2002

                                  ViryaNet Ltd.
                 (Translation of registrant's name into English)



                             5 Kiryat Hamada Street
                         Science Based Industries Campus
                           P.O. Box 23052, Har Hotzvim
                             Jerusalem 91230, Israel
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  [X]                            Form  40-F [_]
                                -----                                    ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  [_]                                  No         [X]
                          -----                                          ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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Attached hereto is the Company's press release, issued February 14, 2002, entitled "ViryaNet Reports Results of its Fourth Fiscal Quarter 2001; Achieves Profitability, Excluding One-Time Charges."

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     VIRYANET LTD.




Date: February 20, 2002                         By: /s/ Albert A. Gabrielli
      ------------------------------                ----------------------------
                                                Name:    Albert A. Gabrielli
                                                Title:   Chief Financial Officer

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                                  Exhibit Index



               Exhibit No.               Description
               -----------               -----------

                   99.1 Press release issued by the Company on February 14, 2002 entitled "ViryaNet Reports Results of its Fourth Fiscal Quarter 2001; Achieves Profitability, Excluding One-Time Charges"



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